TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

December 31, 2011

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and December 31, 2011

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2011	December 31, 2011	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	¥2,080,709	¥1,533,578	$19,727
Time deposits	203,874	275,460	3,543
Marketable securities	1,225,435	1,122,657	14,441
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,560,153	20,069
Finance receivables, net	4,136,805	3,877,908	49,883
Other receivables	306,201	331,074	4,259
Inventories	1,304,242	1,465,876	18,856
Deferred income taxes	605,884	588,422	7,569
Prepaid expenses and other current assets	517,454	648,463	8,342

Total current assets	11,829,755	11,403,591	146,689

Noncurrent finance receivables, net	5,556,746	5,205,170	66,956
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,773,902	48,545
Affiliated companies	1,827,331	1,819,465	23,404
Employees receivables	62,158	54,223	698
Other	661,829	632,273	8,133

Total investments and other assets	6,122,505	6,279,863	80,780

Property, plant and equipment:
Land	1,237,620	1,234,006	15,874
Buildings	3,635,605	3,599,334	46,300
Machinery and equipment	8,947,350	8,801,888	113,222
Vehicles and equipment on operating leases	2,491,946	2,288,623	29,439
Construction in progress	298,828	262,705	3,379

Total property, plant and equipment, at cost	16,611,349	16,186,556	208,214

Less – Accumulated depreciation	(10,302,189)	(10,313,501)	(132,666)

Total property, plant and equipment, net	6,309,160	5,873,055	75,548

Total assets	¥29,818,166	¥28,761,679	$369,973

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and December 31, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2011	December 31, 2011	December 31, 2011
Liabilities
Current liabilities:
Short-term borrowings	¥3,179,009	¥3,517,642	$45,249
Current portion of long-term debt	2,772,827	2,775,346	35,700
Accounts payable	1,503,072	1,785,343	22,966
Other payables	579,326	494,792	6,365
Accrued expenses	1,773,233	1,624,278	20,894
Income taxes payable	112,801	106,702	1,372
Other current liabilities	870,722	869,417	11,184

Total current liabilities	10,790,990	11,173,520	143,730

Long-term liabilities:
Long-term debt	6,449,220	5,404,585	69,521
Accrued pension and severance costs	668,022	660,502	8,496
Deferred income taxes	810,127	779,569	10,028
Other long-term liabilities	179,783	139,982	1,801

Total long-term liabilities	8,107,152	6,984,638	89,846

Total liabilities	18,898,142	18,158,158	233,576

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and December 31, 2011 issued: 3,447,997,492 shares at March 31, 2011 and December 31, 2011	397,050	397,050	5,107
Additional paid-in capital	505,760	504,990	6,496
Retained earnings	11,835,665	11,841,405	152,321
Accumulated other comprehensive income (loss)	(1,144,721)	(1,458,142)	(18,757)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 312,316,049 shares at December 31, 2011	(1,261,383)	(1,261,436)	(16,226)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,023,867	128,941

Noncontrolling interests	587,653	579,654	7,456

Total shareholders’ equity	10,920,024	10,603,521	136,397

Commitments and contingencies

Total liabilities and shareholders’ equity	¥29,818,166	¥28,761,679	$369,973

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income

For the first nine months ended December 31, 2011

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2011
Net revenues:
Sales of products	¥13,463,454	¥12,074,816	$155,323
Financing operations	888,151	806,311	10,372

Total net revenues	14,351,605	12,881,127	165,695

Costs and expenses:
Cost of products sold	12,048,265	11,009,935	141,625
Cost of financing operations	480,353	433,742	5,580
Selling, general and administrative	1,400,797	1,320,339	16,984

Total costs and expenses	13,929,415	12,764,016	164,189

Operating income	422,190	117,111	1,506

Other income (expense):
Interest and dividend income	72,808	79,719	1,025
Interest expense	(22,809)	(14,830)	(191)
Foreign exchange gain, net	9,261	1,074	14
Other income, net	40,291	14,125	182

Total other income (expense)	99,551	80,088	1,030

Income before income taxes and equity in earnings of affiliated companies	521,741	197,199	2,536

Provision for income taxes	265,567	124,325	1,599
Equity in earnings of affiliated companies	180,742	135,182	1,739

Net income	436,916	208,056	2,676

Less: Net income attributable to noncontrolling interests	(54,131)	(45,531)	(585)

Net income attributable to Toyota Motor Corporation	¥382,785	¥162,525	$2,091

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥122.06	¥51.83	$0.67

Diluted	¥122.06	¥51.83	$0.67

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income

For the third quarter ended December 31, 2011

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2010	For the third quarter ended December 31, 2011	For the third quarter ended December 31, 2011
Net revenues:
Sales of products	¥4,379,795	¥4,601,657	$59,193
Financing operations	293,318	263,548	3,390

Total net revenues	4,673,113	4,865,205	62,583

Costs and expenses:
Cost of products sold	3,954,671	4,126,047	53,075
Cost of financing operations	140,296	128,588	1,654
Selling, general and administrative	479,076	460,886	5,929

Total costs and expenses	4,574,043	4,715,521	60,658

Operating income	99,070	149,684	1,925

Other income (expense):
Interest and dividend income	26,730	29,111	374
Interest expense	(6,491)	(3,047)	(39)
Foreign exchange gain, net	6,603	14,948	192
Other income, net	3,756	7,906	102

Total other income (expense)	30,598	48,918	629

Quarterly income before income taxes and equity in earnings of affiliated companies	129,668	198,602	2,554

Provision for income taxes	65,718	152,535	1,962
Equity in earnings of affiliated companies	46,926	55,656	716

Quarterly net income	110,876	101,723	1,308

Less: Quarterly net income attributable to noncontrolling interests	(17,247)	(20,779)	(267)

Quarterly net income attributable to Toyota Motor Corporation	¥93,629	¥80,944	$1,041

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥29.86	¥25.81	$0.33

Diluted	¥29.86	¥25.81	$0.33

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first nine months ended December 31, 2011

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2011
Cash flows from operating activities:
Net income	¥436,916	¥208,056	$2,676
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	880,017	791,835	10,186
Provision for doubtful accounts and credit losses	(22,289)	(1,313)	(17)
Pension and severance costs, less payments	2,788	4,655	60
Losses on disposal of fixed assets	19,525	20,698	266
Unrealized losses on available-for-sale securities, net	7,710	3,706	48
Deferred income taxes	146,028	29,468	379
Equity in earnings of affiliated companies	(180,742)	(135,182)	(1,739)
Changes in operating assets and liabilities, and other	144,839	(151,230)	(1,945)

Net cash provided by operating activities	1,434,792	770,693	9,914

Cash flows from investing activities:
Additions to finance receivables	(6,344,161)	(6,177,455)	(79,463)
Collection of and proceeds from sales of finance receivables	5,996,255	5,970,145	76,796
Additions to fixed assets excluding equipment leased to others	(419,908)	(463,187)	(5,958)
Additions to equipment leased to others	(836,796)	(555,203)	(7,142)
Proceeds from sales of fixed assets excluding equipment leased to others	28,407	21,341	275
Proceeds from sales of equipment leased to others	372,039	334,115	4,298
Purchases of marketable securities and security investments	(3,235,491)	(2,424,890)	(31,192)
Proceeds from sales of and maturity of marketable securities and security investments	2,555,742	2,195,803	28,245
Changes in investments and other assets, and other	183,023	15,403	198

Net cash used in investing activities	(1,700,890)	(1,083,928)	(13,943)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,282,530	1,422,742	18,301
Payments of long-term debt	(1,909,777)	(1,891,213)	(24,327)
Increase in short-term borrowings	124,700	548,278	7,053
Dividends paid	(141,120)	(156,785)	(2,017)
Purchase of common stock, and other	(28,657)	(32,361)	(416)

Net cash provided by (used in) financing activities	327,676	(109,339)	(1,406)

Effect of exchange rate changes on cash and cash equivalents	(148,027)	(124,557)	(1,603)

Net decrease in cash and cash equivalents	(86,449)	(547,131)	(7,038)

Cash and cash equivalents at beginning of period	1,865,746	2,080,709	26,765

Cash and cash equivalents at end of period	¥1,779,297	¥1,533,578	$19,727

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended December 31, 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2011. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the nine-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of Revenue Recognition with Multiple Deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. Toyota expects to add disclosures based on this guidance from the fiscal year ending on March 31, 2012. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In May 2011, FASB issued updated guidance on fair value measurement and disclosure requirements. This guidance is the amendment to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Consequently, this guidance changes some fair value measurement principles and enhances the disclosure requirements. This guidance is effective for interim period and fiscal year beginning after December 15, 2011. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥77.74 = U.S. $1, the approximate current exchange rate at December 31, 2011, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended December 31, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first nine months and the third quarter ended December 31, 2010 and 2011, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2011 and December 31, 2011:

	Yen in millions		U.S. dollars in millions
	March 31, 2011	December 31, 2011	December 31, 2011
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥55,794	¥39,242	$505
Investments and other assets - Other	74,528	58,692	755

Total	¥130,322	¥97,934	$1,260

Other current liabilities	¥(7,410)	¥(2,251)	$(29)
Other long-term liabilities	(1,188)	(1,838)	(24)

Total	¥(8,598)	¥(4,089)	$(53)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥99,093	¥109,278	$1,406
Investments and other assets - Other	185,272	192,596	2,477

Total	¥284,365	¥301,874	$3,883

Other current liabilities	¥(64,611)	¥(49,728)	$(640)
Other long-term liabilities	(132,785)	(111,957)	(1,440)

Total	¥(197,396)	¥(161,685)	$(2,080)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥2,619	¥12,249	$158
Investments and other assets - Other	—	33	0

Total	¥2,619	¥12,282	$158

Other current liabilities	¥(14,202)	¥(3,885)	$(50)
Other long-term liabilities	(75)	(18)	(0)

Total	¥(14,277)	¥(3,903)	$(50)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2011 and December 31, 2011:

	Yen in millions		U.S. dollars in millions
	March 31, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥617,472	¥11,460,275
Foreign exchange forward and option contracts	—	1,176,955

Total	¥617,472	¥12,637,230

	Yen in millions
	December 31, 2011		December 31, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥404,637	¥10,263,323	$5,205	$132,021
Foreign exchange forward and option contracts	—	1,621,573	—	20,859

Total	¥404,637	¥11,884,896	$5,205	$152,880

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first nine months and the third quarter ended December 31, 2010 and 2011:

	Yen in millions
	For the first nine months ended December 31, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥62,066	¥(60,137)
Interest expense	(166)	166

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥82,742	¥—
Foreign exchange gain (loss), net	(2,591)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,012)	—
Foreign exchange gain (loss), net	116,440	—

	Yen in millions		U.S. dollars in millions
	For the first nine months ended December 31, 2011		For the first nine months ended December 31, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(2,480)	¥2,985	$(32)	$38
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥64,125	¥—	$825	$—
Foreign exchange gain (loss), net	(1,041)	—	(13)	—
Foreign exchange forward and option contracts
Cost of financing operations	(1,796)	—	(23)	—
Foreign exchange gain (loss), net	78,628	—	1,011	—

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the third quarter ended December 31, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥11,927	¥(11,054)
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥39,645	¥—
Foreign exchange gain (loss), net	(614)	—
Foreign exchange forward and option contracts
Cost of financing operations	(2,995)	—
Foreign exchange gain (loss), net	29,934	—

	Yen in millions		U.S. dollars in millions
	For the third quarter ended December 31, 2011		For the third quarter ended December 31, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(11,087)	¥11,035	$(143)	$142
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥18,701	¥—	$241	$—
Foreign exchange gain (loss), net	207	—	3	—
Foreign exchange forward and option contracts
Cost of financing operations	(5,124)	—	(66)	—
Foreign exchange gain (loss), net	20,354	—	262	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of December 31, 2011 is ¥12,499 million ($161 million). The aggregate fair value amount of assets that are already posted as of December 31, 2011 is ¥3,810 million ($49 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥12,499 million ($161 million) as of December 31, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of December 31, 2011 is ¥1,652,999 million ($21,263 million). Liabilities for guarantee totaling ¥19,048 million ($245 million) have been provided as of December 31, 2011. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. This consolidated federal action suit is in its early stages and has included document production, depositions and various motions.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Additionally, there were approximately 10 putative class actions in various state courts, including California. All cases except the California have been consolidated into the multi-district litigation. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. The US cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was also sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act.

Toyota believes that it has meritorious defenses to all of these cases and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 29 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of December 31, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in early stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

United States Antitrust Proceedings

Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The court recently approved the settlement agreement, and this approval should resolve this matter for Toyota.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available, Toyota believes that these matters would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the third quarter and the first nine months ended December 31, 2010 and 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the third quarter ended December 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,252,211	¥293,318	¥127,584	¥—	¥4,673,113
Inter-segment sales and transfers	2,908	4,185	110,459	(117,552)	—

Total	4,255,119	297,503	238,043	(117,552)	4,673,113
Operating expenses	4,282,647	181,063	224,652	(114,319)	4,574,043

Operating income (loss)	¥(27,528)	¥116,440	¥13,391	¥(3,233)	¥99,070

For the third quarter ended December 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,464,150	¥263,548	¥137,507	¥—	¥4,865,205
Inter-segment sales and transfers	7,311	7,930	134,657	(149,898)	—

Total	4,471,461	271,478	272,164	(149,898)	4,865,205
Operating expenses	4,414,290	187,974	256,896	(143,639)	4,715,521

Operating income	¥57,171	¥83,504	¥15,268	¥(6,259)	¥149,684

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$57,424	$3,390	$1,769	$—	$62,583
Inter-segment sales and transfers	94	102	1,732	(1,928)	—

Total	57,518	3,492	3,501	(1,928)	62,583
Operating expenses	56,783	2,418	3,305	(1,848)	60,658

Operating income	$735	$1,074	$196	$(80)	$1,925

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥13,110,680	¥888,151	¥352,774	¥—	¥14,351,605
Inter-segment sales and transfers	8,029	13,327	331,638	(352,994)	—

Total	13,118,709	901,478	684,412	(352,994)	14,351,605
Operating expenses	13,016,569	601,328	656,290	(344,772)	13,929,415

Operating income	¥102,140	¥300,150	¥28,122	¥(8,222)	¥422,190

For the first nine months ended December 31, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥11,696,038	¥806,311	¥378,778	¥—	¥12,881,127
Inter-segment sales and transfers	19,425	21,986	339,069	(380,480)	—

Total	11,715,463	828,297	717,847	(380,480)	12,881,127
Operating expenses	11,868,302	573,788	694,592	(372,666)	12,764,016

Operating income (loss)	¥(152,839)	¥254,509	¥23,255	¥(7,814)	¥117,111

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$150,451	$10,372	$4,872	$—	$165,695
Inter-segment sales and transfers	250	283	4,362	(4,895)	—

Total	150,701	10,655	9,234	(4,895)	165,695
Operating expenses	152,667	7,381	8,935	(4,794)	164,189

Operating income (loss)	$(1,966)	$3,274	$299	$(101)	$1,506

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the third quarter ended December 31, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,624,511	¥1,312,704	¥510,699	¥779,848	¥445,351	¥—	¥4,673,113
Inter-segment sales and transfers	1,061,560	20,669	13,533	55,284	44,274	(1,195,320)	—

Total	2,686,071	1,333,373	524,232	835,132	489,625	(1,195,320)	4,673,113
Operating expenses	2,808,517	1,228,103	521,972	766,479	445,419	(1,196,447)	4,574,043

Operating income (loss)	¥(122,446)	¥105,270	¥2,260	¥68,653	¥44,206	¥1,127	¥99,070

For the third quarter ended December 31, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,925,799	¥1,353,327	¥500,044	¥658,321	¥427,714	¥—	¥4,865,205
Inter-segment sales and transfers	1,098,364	26,203	26,956	45,863	32,459	(1,229,845)	—

Total	3,024,163	1,379,530	527,000	704,184	460,173	(1,229,845)	4,865,205
Operating expenses	3,054,710	1,289,196	516,525	663,701	422,278	(1,230,889)	4,715,521

Operating income (loss)	¥(30,547)	¥90,334	¥10,475	¥40,483	¥37,895	¥1,044	¥149,684

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$24,772	$17,409	$6,432	$8,468	$5,502	$—	$62,583
Inter-segment sales and transfers	14,129	337	347	590	417	(15,820)	—

Total	38,901	17,746	6,779	9,058	5,919	(15,820)	62,583
Operating expenses	39,294	16,584	6,644	8,537	5,432	(15,833)	60,658

Operating income (loss)	$(393)	$1,162	$135	$521	$487	$13	$1,925

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the first nine months ended December 31, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,335,590	¥4,088,148	¥1,408,024	¥2,295,159	¥1,224,684	¥—	¥14,351,605
Inter-segment sales and transfers	3,076,701	66,502	41,341	168,942	126,664	(3,480,150)	—

Total	8,412,291	4,154,650	1,449,365	2,464,101	1,351,348	(3,480,150)	14,351,605
Operating expenses	8,586,724	3,903,499	1,456,020	2,231,230	1,234,238	(3,482,296)	13,929,415

Operating income (loss)	¥(174,433)	¥251,151	¥(6,655)	¥232,871	¥117,110	¥2,146	¥422,190

For the first nine months ended December 31, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,929,968	¥3,251,192	¥1,431,512	¥2,086,012	¥1,182,443	¥—	¥12,881,127
Inter-segment sales and transfers	2,747,728	67,711	54,576	145,360	101,775	(3,117,150)	—

Total	7,677,696	3,318,903	1,486,088	2,231,372	1,284,218	(3,117,150)	12,881,127
Operating expenses	7,984,156	3,167,026	1,477,540	2,060,350	1,188,254	(3,113,310)	12,764,016

Operating income (loss)	¥(306,460)	¥151,877	¥8,548	¥171,022	¥95,964	¥(3,840)	¥117,111

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$63,416	$41,822	$18,414	$26,833	$15,210	$—	$165,695
Inter-segment sales and transfers	35,345	871	702	1,870	1,309	(40,097)	—

Total	98,761	42,693	19,116	28,703	16,519	(40,097)	165,695
Operating expenses	102,703	40,739	19,006	26,503	15,285	(40,047)	164,189

Operating income (loss)	$(3,942)	$1,954	$110	$2,200	$1,234	$(50)	$1,506

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the third quarter ended December 31, 2010 and 2011:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the third quarter ended December 31, 2010	For the third quarter ended December 31, 2011	For the third quarter ended December 31, 2011
North America	¥1,323,259	¥1,369,339	$17,614
Europe	474,449	473,948	6,097
Asia	832,354	738,882	9,505
Other	838,577	776,618	9,990

For the first nine months ended December 31, 2010 and 2011:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first nine months ended December 31, 2010	For the first nine months ended December 31, 2011	For the first nine months ended December 31, 2011
North America	¥4,134,708	¥3,292,426	$42,352
Europe	1,312,906	1,353,058	17,405
Asia	2,409,597	2,240,853	28,825
Other	2,421,602	2,173,745	27,962

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2010 and 2011 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first nine months ended December 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥382,785	3,135,939	¥122.06
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	0

Diluted net income attributable to Toyota Motor Corporation per common share	¥382,784	3,135,939	¥122.06

For the first nine months ended December 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥162,525	3,135,688	¥51.83	$2,091	$0.67
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥162,524	3,135,688	¥51.83	$2,091	$0.67

For the third quarter ended December 31, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥93,629	3,135,840	¥29.86
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥93,629	3,135,840	¥29.86

For the third quarter ended December 31, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥80,944	3,135,683	¥25.81	$1,041	$0.33
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥80,944	3,135,683	¥25.81	$1,041	$0.33

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first nine months and the third quarter ended December 31, 2010 and 2011 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 17, 2011, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥94,071 million ($1,210 million), ¥30 ($0.39) per share, effective on June 20, 2011. On November 8, 2011, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥62,714 million ($807 million), ¥20 ($0.26) per share, effective on November 30, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and December 31, 2011:

	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥729,569	¥58,281	¥—	¥787,850
Time deposits	—	120,000	—	120,000
Marketable securities and other securities investments
Government bonds	3,127,170	—	—	3,127,170
Common stocks	960,229	—	—	960,229
Other	37,842	539,109	—	576,951
Derivative financial instruments	—	405,524	11,782	417,306

Total	¥4,854,810	¥1,122,914	¥11,782	¥5,989,506

Liabilities
Derivative financial instruments	¥—	¥(215,283)	¥(4,988)	¥(220,271)

Total	¥—	¥(215,283)	¥(4,988)	¥(220,271)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥737,421	¥12,390	¥—	¥749,811
Time deposits	—	230,000	—	230,000
Marketable securities and other securities investments
Government bonds	3,383,546	—	—	3,383,546
Common stocks	874,206	—	—	874,206
Other	34,182	497,223	—	531,405
Derivative financial instruments	—	395,718	16,372	412,090

Total	¥5,029,355	¥1,135,331	¥16,372	¥6,181,058

Liabilities
Derivative financial instruments	¥—	¥(165,068)	¥(4,609)	¥(169,677)

Total	¥—	¥(165,068)	¥(4,609)	¥(169,677)

	U.S. dollars in millions
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$9,486	$159	$—	$9,645
Time deposits	—	2,959	—	2,959
Marketable securities and other securities investments
Government bonds	43,524	—	—	43,524
Common stocks	11,245	—	—	11,245
Other	439	6,396	—	6,835
Derivative financial instruments	—	5,090	211	5,301

Total	$64,694	$14,604	$211	$79,509

Liabilities
Derivative financial instruments	$—	$(2,124)	$(59)	$(2,183)

Total	$—	$(2,124)	$(59)	$(2,183)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011, and 65% of Japanese government bonds, and 35% of U.S., European and other government bonds as of December 31, 2011. Listed stocks on the Japanese stock markets represent 86% and 82% of common stocks as of March 31, 2011 and December 31, 2011, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first nine months and the third quarter ended December 31, 2010 and 2011 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first nine months and the third quarter ended December 31, 2010 and 2011 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Shareholders’ equity:

The following table summarizes the changes in shareholders’ equity for the first nine months ended December 31, 2010 and 2011:

	Yen in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other	2,074	2,091	4,165
Issuance during the year	1,485		1,485
Comprehensive income
Net income	382,785	54,131	436,916
Other comprehensive income (loss)
Foreign currency translation adjustments	(364,237)	(15,870)	(380,107)
Unrealized gains or (losses) on securities, net of reclassification adjustments	(23,763)	(1,112)	(24,875)
Pension liability adjustments	13,849	(4,401)	9,448

Total comprehensive income	8,634	32,748	41,382

Dividends paid to Toyota Motor Corporation shareholders	(141,120)		(141,120)
Dividends paid to noncontrolling interests		(27,623)	(27,623)
Purchase and reissuance of common stock	(852)		(852)

Balances at December 31, 2010	¥10,229,944	¥577,936	¥10,807,880

	Yen in millions			U.S. dollars in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2011	¥10,332,371	¥587,653	¥10,920,024	$132,909	$7,560	$140,469

Equity transaction with noncontrolling interests and other	(1,990)	(514)	(2,504)	(25)	(7)	(32)
Issuance during the year	1,220		1,220	16		16
Comprehensive loss
Net income	162,525	45,531	208,056	2,091	585	2,676
Other comprehensive income (loss)
Foreign currency translation adjustments	(287,301)	(20,007)	(307,308)	(3,696)	(257)	(3,953)
Unrealized gains or (losses) on securities, net of reclassification adjustments	(28,317)	(1,771)	(30,088)	(364)	(23)	(387)
Pension liability adjustments	2,197	1,071	3,268	28	14	42

Total comprehensive loss	(150,896)	24,824	(126,072)	(1,941)	319	(1,622)

Dividends paid to Toyota Motor Corporation shareholders	(156,785)		(156,785)	(2,017)		(2,017)
Dividends paid to noncontrolling interests		(32,309)	(32,309)		(416)	(416)
Purchase and reissuance of common stock	(53)		(53)	(1)		(1)

Balances at December 31, 2011	¥10,023,867	¥579,654	¥10,603,521	$128,941	$7,456	$136,397